UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 12, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 11 July 2012 entitled ‘VODAFONE TO ACQUIRE TELSTRACLEAR IN NEW ZEALAND’

11 July 2012

VODAFONE TO ACQUIRE TELSTRACLEAR IN NEW ZEALAND

Vodafone Group Plc (“Vodafone Group”) today announces that Vodafone New Zealand has entered into an agreement to acquire TelstraClear Limited (“TelstraClear”), the New Zealand business of Telstra Corporation, for a cash consideration of NZ$840 million (£430 million1).

Vodafone New Zealand is the country’s largest mobile operator with more than 2.4 million customers. TelstraClear is the second largest fixed operator in New Zealand with extensive fixed network assets and capabilities. Its customer base includes government and large corporations, small and medium enterprises as well as consumers.

Strategic rationale

The acquisition of TelstraClear will strengthen Vodafone New Zealand’s portfolio of fixed communications solutions and create a leading total communications company.

TelstraClear owns New Zealand’s second largest fixed infrastructure, which includes a 6,600km fibre backbone connecting 19 of the country’s largest cities. It also includes an extensive local access network with 2,000km of fibre and 4,500km of copper as well as a cable TV and broadband access network passing 150,000 homes in Wellington and Christchurch.

The combined business will be ideally positioned to capture the benefits of the structural changes underway in the New Zealand market. This includes the rollout of a wholesale fibre access network to 75% of New Zealanders by 2019 under the government’s Ultra-Fast Broadband Initiative, which will allow Vodafone New Zealand to purchase last mile wholesale access outside of TelstraClear’s existing footprint on equal terms with Telecom New Zealand.

Transaction highlights

The transaction is expected to create significant cost and capex savings from a combination of the two companies’ networks, commercial operations and administrative functions. It meets Vodafone Group’s strict M&A criteria and is expected to be accretive to the Group’s earnings per share from year two and free cash flow per share from year one, after synergies and integration costs.

Subject to approval from the New Zealand Commerce Commission, the Ministry of Business, Innovation and Employment and the Overseas Investment Office, the transaction is expected to complete in the fourth calendar quarter of 2012.

Vittorio Colao, Vodafone Group Chief Executive, said: “The proposed transaction offers significant benefits for New Zealand businesses, consumers and the country as a whole. TelstraClear’s infrastructure and capabilities are highly complementary to those of Vodafone New Zealand. The combined business will have the breadth and depth of resources and skills to meet our customers’ long-term integrated communications needs.”

- ends -

1 Based on an exchange rate of NZ$1.9523: £1

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone Group

Vodafone Group is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as at 31 March 2012. Vodafone Group currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone New Zealand

Vodafone New Zealand is an indirect wholly owned subsidiary of Vodafone Group and the largest mobile operator in New Zealand with over 2.4 million customers. Vodafone has invested more than NZ$4bn in New Zealand since entering the market 14 years ago and its local management team has a strong track record of growth. Vodafone was the first operator to bring the mobile internet to New Zealand and, in partnership with the New Zealand Government, is now adding to and upgrading its mobile network to extend fixed-wireless broadband and mobile services to rural communities. For more information, please visit: www.vodafone.co.nz

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone New Zealand’s expectations and future performance resulting from the proposed transaction. In particular, such forward-looking statements include: statements in relation to the long-term communications needs of New Zealand; statements in relation to the rollout of a wholesale fibre access network in New Zealand by 2019; statements in relation to the anticipated economies of scale and expected synergies resulting from the proposed transaction; statements in relation to the Vodafone Group’s free cash flow and earnings per share; and statements in relation to the expected approval and completion of the proposed transaction. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on pages 168 and 169 of the Vodafone Group’s 2012 Annual Report. All subsequent written or oral forward-looking statements attributable to Vodafone New Zealand or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone Group does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 12, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary